Exhibit 99.2

Hanwha SolarOne Co., Ltd.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

	June 30	March 31	June 30	June 30
	2013	2014	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB’000	RMB’000	RMB’000	US$’000
ASSETS
Current assets
Cash and cash equivalents	1,418,559	1,078,644	981,490	158,213
Restricted cash	116,171	239,361	434,943	70,111
Derivative contracts	4,050	—	—	—
Accounts receivable - net	1,163,606	824,512	640,962	103,321
Notes receivable	50	10,490	7,437	1,199
Inventories - net	686,570	779,604	852,947	137,492
Advance to suppliers - net	181,160	167,870	202,213	32,596
Other current assets - net	295,363	258,363	250,772	40,424
Deferred tax assets - net	136,205	—	—	—
Amount due from related parties - net	347,379	589,477	562,483	90,671

Total current assets	4,349,113	3,948,321	3,933,247	634,027

Non-current assets
Fixed assets – net	4,655,408	4,387,922	4,359,730	702,774
Intangible assets – net	275,390	270,946	269,546	43,450
Deferred tax assets - net	127,209	2,946	2,946	475
Long-term deferred expenses	17,415	6,557	4,247	685
Long-term prepayments	154,278	118,124	75,322	12,142

Total non-current assets	5,229,700	4,786,495	4,711,791	759,526

TOTAL ASSETS	9,578,813	8,734,816	8,645,038	1,393,553

LIABILITIES
Current liabilities
Derivative contracts	11,141	17,489	17,659	2,847
Short-term bank borrowings	1,063,858	1,283,269	1,343,676	216,596
Long-term bank borrowings, current portion	111,217	236,241	1,575,117	253,904
Convertible bonds	—	509,249	462,126	74,493
Accounts payable	1,139,431	624,270	522,806	84,275
Notes payable	422,275	363,740	465,800	75,085
Accrued expenses and other liabilities	413,730	341,269	361,661	58,299
Customer deposits	51,531	34,637	34,492	5,560
Unrecognized tax benefit	143,473	143,473	116,089	18,713
Amount due to related parties	121,158	254,629	238,529	38,449

Total current liabilities	3,477,814	3,808,266	5,137,955	828,221

Non-current liabilities
Long-term bank borrowings	2,632,126	2,369,789	1,004,137	161,864
Long-term notes	617,870	615,210	615,280	99,181
Convertible bonds	421,018	—	—	—
Long term payable	50,000	50,000	50,000	8,060
Deferred tax liabilities	24,504	24,062	23,914	3,855

Total non-current liabilities	3,745,518	3,059,061	1,693,331	272,960

TOTAL LIABILITIES	7,223,332	6,867,327	6,831,286	1,101,181

Redeemable ordinary shares	24	24	24	4

EQUITY
Shareholders’ equity
Ordinary shares	316	337	337	54
Additional paid-in capital	4,005,732	4,126,818	4,127,259	665,301
Statutory reserves	174,456	174,456	174,456	28,122
Accumulated deficits	(1,822,340)	(2,437,931)	(2,492,720)	(401,818)
Accumulated other comprehensive income (loss)	(2,707)	3,785	4,396	709

Total shareholders’ equity	2,355,457	1,867,465	1,813,728	292,368

TOTAL EQUITY	2,355,481	1,867,489	1,813,752	292,372

TOTAL LIABILITIES, REDEEMABLE ORDINARY SHARES AND SHAREHOLDERS’ EQUITY	9,578,813	8,734,816	8,645,038	1,393,553

	0.00	0.00	0.00	0.00

Hanwha SolarOne Co., Ltd.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (ADS) and per share (ADS) data

	For the three months ended
	June 30	March 31	June 30	June 30
	2013	2014	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB’000	RMB’000	RMB’000	US$’000
Net revenues	1,182,799	1,138,426	1,107,253	178,485

Cost of revenues	(1,117,479)	(980,340)	(1,002,182)	(161,548)

Gross profit	65,320	158,086	105,071	16,937

Operating expenses
Selling expenses	(95,466)	(52,772)	(62,952)	(10,148)
General and administrative expenses	(69,422)	(62,600)	(63,925)	(10,304)
Research and development expenses	(22,573)	(20,822)	(18,053)	(2,910)

Total operating expenses	(187,461)	(136,194)	(144,930)	(23,362)

Operating loss	(122,141)	21,892	(39,859)	(6,425)

Interest expenses	(73,321)	(88,966)	(88,370)	(14,245)
Interest income	6,123	6,511	11,956	1,927
Exchange gain	36,709	(44,718)	39,569	6,379
Changes in fair value of derivative contracts	10,491	(27,978)	(2,226)	(359)
Changes in fair value of conversion feature of convertible bonds	(11,253)	(311)	3,427	552
Loss on extinguishment of debt	—	—	(9,939)	(1,602)
Other income	1,616	2,540	2,066	333
Other expenses	(11,148)	(2,906)	(2,382)	(384)

Net loss before income tax	(162,924)	(133,936)	(85,758)	(13,824)

Income tax benefit (expenses)	(3,070)	528	30,969	4,992

Net loss	(165,994)	(133,408)	(54,789)	(8,832)

Net loss attributable to shareholders	(165,994)	(133,408)	(54,789)	(8,832)

Other comprehensive income (loss), net of tax
Foreign currency translation adjustment	(879)	5,815	611	98

Comprehensive loss atributable to ordinary shareholders	(166,873)	(127,593)	(54,178)	(8,734)

Net loss per share
Basic	(0.39)	(0.29)	(0.12)	(0.02)
Diluted	(0.39)	(0.29)	(0.12)	(0.02)

Shares used in computation
Basic	423,111,372	454,560,163	457,277,047	457,277,047
Diluted	423,111,372	454,560,163	457,277,047	457,277,047

Net loss per ADS
Basic	(1.96)	(1.47)	(0.60)	(0.10)
Diluted	(1.96)	(1.47)	(0.60)	(0.10)

ADSs used in computation
Basic	84,622,274	90,912,033	91,455,409	91,455,409
Diluted	84,622,274	90,912,033	91,455,409	91,455,409

Hanwha SolarOne Co., Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

	For the three months ended
	June 30, 2013	March 31, 2014	June 30, 2014	June 30, 2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB’000	RMB’000	RMB’000	US$’000
Cash flow from operating activities
Net loss	(165,994)	(133,408)	(54,789)	(8,832)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Unrealised loss from derivative contracts	3,266	37,608	170	27
Amortization of convertible bonds discount	19,171	38,581	31,752	5,118
Changes in fair value of conversion feature of convertible bonds	11,253	311	(3,427)	(552)
Loss on extinguishment of debt	—	—	9,939	1,602
Loss from disposal of fixed assets	7,394	127	43	7
Depreciation and amortization	108,209	110,024	109,492	17,650
Amortization of long-term deferred expenses	8,409	3,210	4,411	711
Reversal of doubtful debt for amount due from related parties	(7,980)	—	—	—
Write down of inventories	37,043	8,858	7,911	1,275
Stock compensation expense	1,093	320	441	71
Warranty provision / utilization	10,875	(16,428)	5,457	880
Warranty reversal	(2,918)	(6,177)	(2,957)	(477)
Deferred tax benefit (expense)	1,360	(147)	(148)	(24)
Foreign currency exchange gains (losses)	(9,951)	5,520	70	11
Reversal of unrecognized tax benefit	—	—	(27,384)	(4,414)
Changes in operating assets and liabilities
Restricted cash	(23,970)	(34,190)	(128,243)	(20,672)
Inventories	53,252	(36,171)	(81,254)	(13,098)
Accounts and notes receivable	(32,392)	(73,668)	187,214	30,178
Advance to suppliers and long-term prepayments	15,396	28,146	8,459	1,364
Long-term deferred expenses	(505)	—	—	—
Intangible assets	56,335	—	—	—
Other current assets	(23,719)	46,546	16,557	2,669
Amount due from related parties	79,399	(58,745)	26,994	4,351
Accounts and notes payable	333,477	(182,531)	5,243	845
Accrued expenses and other liabilities	56,829	(24,873)	24,642	3,972
Customer deposits	24,536	(13,126)	(145)	(23)
Amount due to related parties	(62,161)	9,712	(9,893)	(1,594)
Long-term payable		—	—	—

Net cash provided by (used in) operating activities	497,707	(290,501)	130,555	21,045

Cash flows from investing activities
Acquisition of fixed assets	(60,505)	(31,570)	(84,643)	(13,643)
Disposal of fixed assets	2,497	388	—	—
Change of restricted cash	4,550	4,504	(71,070)	(11,456)

Net cash used in investing activities	(53,458)	(26,678)	(155,713)	(25,099)

Cash flows from financing activities
Proceeds from issuance of ordinary shares		104,367	—	—
Payment for repurchase of convertible bonds	—	—	(84,999)	(13,702)
Change of restricted cash	64,898	(45,727)	3,731	601
Proceeds from short-term borrowings	374,417	913,419	464,637	74,898
Proceeds from long-term borrowings	617,970	—	—	—
Payment of short term borrowings	(589,871)	(748,029)	(410,384)	(66,153)
Payment for long term borrowings	(484,715)	(74,167)	(26,776)	(4,316)
Arrangement fee and other related costs for long-term bank borrowings	(6,793)	—	(6,750)	(1,088)
Arrangement fee and other related costs for long-term notes	(3,721)	—	(3,695)	(596)
Arrangement fee and other related costs for short-term bank borrowings	(2,829)	(3,521)	(7,760)	(1,251)

Net cash provided by (used in) financing activities	(30,644)	146,342	(71,996)	(11,607)

Net increase (decrease) in cash and cash equivalents	413,605	(170,837)	(97,154)	(15,661)

Cash and cash equivalents at the beginning of period	1,004,954	1,249,481	1,078,644	173,874

Cash and cash equivalents at the end of period	1,418,559	1,078,644	981,490	158,213

Supplemental disclosure of cash flow information:
Interest paid	29,838	42,749	39,947	6,439
Income tax paid (refunded)	(18,728)	(932)	1,592	257
Realized gain (loss) from derivative contracts	13,757	9,630	(2,056)	(332)
Supplemental schedule of non-cash activities:
Acquisition of fixed assets included in accounts payable, accrued expenses and other liabilities	(16,710)	(17,263)	(4,700)	(758)

	For the three months ended
	June 30, 2013	March 31, 2014	June 30, 2014	June 30, 2014
	(RMB million)	(RMB million)	(RMB million)	(US$ milllion)
Non-GAAP net loss	(130.0)	(98.8)	(54.0)	(8.7)
Fair value changes of the conversion features of the Convertible bonds	(11.3)	(0.3)	3.4	0.6
Accretion of interest of the Convertible bonds	(24.7)	(34.3)	(31.6)	(5.1)
Unrecognized tax benefit	—	—	27.4	4.4

GAAP net loss	(166.0)	(133.4)	(54.8)	(8.8)

	For the three months ended
	June 30, 2013	March 31, 2014	June 30, 2014	June 30, 2014
	(RMB)	(RMB)	(RMB)	(US$)
Non GAAP net loss per ADS - Basic	(1.54)	(1.09)	(0.59)	(0.10)
Fair value changes of the conversion features of the Convertible bonds	(0.13)	—	0.04	0.03
Accretion of interest of the Convertible bonds	(0.29)	(0.38)	(0.35)	(0.07)
Unrecognized tax benefit	—	—	0.30	0.04
GAAP net loss contributed to shareholders per ADS - Basic	(1.96)	(1.47)	(0.60)	(0.10)

ADS (Basic)	84,622,274	90,912,033	91,455,409	91,455,409

	For three months ended			Annualized for the three months ended
	June 30, 2013	March 31, 2014	June 30, 2014	June 30, 2013	March 31, 2014	June 30, 2014
Non-GAAP Return on Equity	-6.27%	-6.16%	-3.41%	-25.08%	-24.64%	-13.64%
Fair value changes of the conversion features of the Convertible bonds	0.47%	0.89%	0.66%	1.88%	3.56%	2.64%
Accretion of interest of the Convertible bonds	-1.01%	-1.83%	-1.72%	-4.04%	-7.32%	-6.88%
Unrecognized tax benefit	—	—	1.49%	—	—	5.96%

GAAP Return on equity	-6.81%	-7.10%	-2.98%	-27.24%	-28.40%	-11.92%